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April 22, 2016

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL
Perry J. Hindin, Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Altisource Residential Corporation (“RESI” or the “Company”)
Preliminary Proxy Statement on Schedule 14A
Filed April 13, 2016 by BLR Partners LP et al. (the “Proxy Statement”)

Soliciting materials filed pursuant to Exchange Act Rule 14a-12
Filed April 12, 2016 by BLR Partners LP et al. (“Soliciting Material”)
File No. 1-35657

Dear Mr. Hindin:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated April 20, 2016 (the “Staff Letter”) with regard to the above-referenced matter.  We have reviewed the Staff Letter with our client, BLR Partners LP and the other members of RESI Shareholders Group (collectively, “RESI Shareholders Group” or “RSG”), and provide the following responses on RSG’s behalf.  For ease of reference, the comments in the Staff Letter are reproduced in italicized form below.  Terms that are not otherwise defined have the meanings ascribed to them in the Proxy Statement.

Preliminary Proxy Statement

We Are Concerned by the Company’s Abrupt Shift in Strategy..., page 6

1.
We note the statement here and a similar statement in the soliciting materials filed on April 12, 2016 that “a review of public filings indicates that AAMC and ASPS are dominated by three investors: Putnam Investments, Luxor Capital and William Erbey. [which collectively] own approximately 57.7% of the common equity of ASPS and approximately 68.8% of the common equity of AAMC. [and that b]y comparison, Mr. Erbey, owns just 4.1% of RESI” Emphasis added. Such disclosure appears to suggest that Putnam Investments and Luxor Capital do not have a significant ownership interest in the Company and also appears to imply that the three investors are a “group.” In light of the following, please revise to remove such implications or advise why such revisions are not necessary.

Based on the most recent public filings, it appears that:

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

•	the three investors collectively own 26.2% of the Company’s common stock,

•	Luxor Capital owns a higher percentage common equity interest in the Company than ASPS (7.6% in the Company vs. 5.5% in ASPS),

•	Putnam Investments owns a higher percentage common equity interest in the Company than AAMC (15% in the Company vs. 13.96% in ASPS), and

•
these three investors own 59.76% of the common equity of AAMC (as opposed to the 68.8% stated by the RESI Shareholders Group) and 53.24% of the common equity of ASPS (as opposed to the 57.7% stated by the RESI Shareholders Group).

RESI Shareholders Group acknowledges the Staff’s comment. RSG does not believe that its prior disclosure suggests that Luxor Capital and Putnam Investments do not have significant ownership interests in the Company; rather, RSG believes its disclosure suggests that the viability of Luxor Capital’s and Putnam Investments’ investments in AAMC and ASPS appear dependent on such entities continuing to receive fees from RESI. RSG notes that, as explained in the Proxy Statement, Luxor Capital and Putnam Investments own approximately $200 million face value of AAMC’s preferred stock. According to AAMC’s Annual Report on Form 10-K filed with the Commission on February 29, 2016, fees from RESI accounted for approximately 97.4% of AAMC’s revenue in 2015 ($23,716,000 / $24,346,000). Accordingly, if AAMC stopped receiving fees from RESI, Luxor Capital and Putnam Investments’ investments in AAMC would be decimated. Nevertheless, to eliminate any potential inference that Luxor Capital and Putnam Investments do not have significant ownership interests in the Company, RSG has revised its disclosure to provide the aggregate beneficial ownership of RESI by Mr. Erbey, Luxor Capital and Putnam Investments as it has done for ASPS and AAMC. Please see page 6 of the Proxy Statement.

 RESI Shareholders Group does not believe that its public disclosure states that Mr. Erbey, Luxor Capital and Putnam Investments are a group; however, RSG does state its belief that each has an incentive to maintain the status quo whereby AAMC and ASPS continue to receive fees from RESI by virtue of their respective ownership interests in such entities, and RSG stands by this belief.

RESI Shareholders Group believes that, based on information contained in the most recent public filings, Mr. Erbey, Luxor Capital and Putnam Investments beneficially own in the aggregate the following percentages of common stock of RESI, ASPS and AAMC:

•
RESI: 26.6% - with Mr. Erbey beneficially owning 2,277,542 shares, including 291,167 shares underlying options exercisable within 60 days (information derived from Schedule I of Schedule 13D filed by ASPS on April 11, 2016); Luxor Capital beneficially owning 4,232,691 shares; and Putnam Investments beneficially owning 8,339,201 shares (information with respect to Luxor Capital and Putnam Investments derived from RESI’s preliminary proxy statement filed on April 8, 2016).

•
ASPS: 55.2% - with Mr. Erbey beneficially owning 6,787,472 shares, including 834,274 shares underlying options exercisable within 60 days; Luxor Capital beneficially owning 967,459 shares; and Putnam Investments beneficially owning 3,089,383 shares (information derived from ASPS’ definitive proxy statement filed on April 7, 2016).

•
AAMC: 63.2% - with Mr. Erbey beneficially owning 720,378 shares, including 83,427 shares underlying options exercisable within 60 days and 9,861 shares of restricted stock that vest within 60 days (information derived from Schedule 13D amendment filed by Mr. Erbey on April 12, 2016); Luxor Capital beneficially owning 243,851 shares (information derived from Schedule 13D amendment filed by Luxor Capital on December 11, 2015; calculation excludes 120,000 shares of common stock underlying convertible preferred stock reported in 13D amendment due to blocker provision, even though Luxor Capital’s filing includes such shares in its aggregate beneficial ownership calculation); and Putnam Investments beneficially owning 340,638 shares (information derived from Schedule 13G amendment filed by Putnam Investments on February 16, 2016).

RSG has revised its disclosure to explicitly refer to beneficial ownership of common stock. Please see page 6 of the Proxy Statement.

We believe the Board is Unqualified and Riddled with Conflicts of Interests that Jeopardizes its Ability to act in the Best Interests of Stockholders, page 7

2.
We note the statement here and a similar statement in the soliciting materials filed on April 12, 2016 that “[the RESI Shareholders Group is] concerned that Mr. Ellison’s pursuit of the new strategy is a result of AAMC’s fee structure that incentivizes the Board and management of AAMC to increase the gross assets of RESI in order to generate additional fees for AAMC’s financial benefit.” It is our understanding that AAMC’s fees are not based on gross assets. Under the terms of the new asset management agreement with AAMC, as disclosed in Company’s Current Report on Form 8-K filed with the SEC on April 2, 2015, it appears that AAMC receives a base management fee that is derived from the Company’s average invested equity capital for a given quarter multiplied by a specified percentage set forth in the agreement that is based on the number of single family rental properties actually rented by the Company. Furthermore, it is our understanding that the base management fee is based on the invested equity capital of the Company, which is approximately $1.2 billion, versus the Company’s gross assets, which is approximately $2.7 billion, that the disclosure otherwise suggests. It is also our understanding that under the new asset management agreement, AAMC is only entitled to an incentive management fee if the Company’s return on invested equity capital exceeds an annual hurdle rate specified in the agreement of between 7% and 8.25%. As it appears that the incentive management fee is only earned by AAMC if the Company acquires assets that meet a minimum return to the Company’s shareholders, please remove or revise the above statement.

RESI Shareholders Group acknowledges the Staff’s comment and believes that a reasonable factual basis exists for its concerns with RESI’s new strategy to buy single-family rental properties. On a supplemental basis, RESI Shareholders Group offers the Staff the following explanation for its opinion that AAMC’s fee structure incentivizes AAMC’s Board and management to increase RESI’s gross assets for AAMC’s financial benefit. The asset management agreement with AAMC, as disclosed in Company’s Current Report on Form 8-K filed with the Commission on April 2, 2015, links the fees AAMC is entitled to under the agreement to the size of certain of RESI’s gross assets, namely, the number of single-family rental properties actually rented (“Rental Properties”).

AAMC is entitled to a quarterly base management fee equal to 1.5% of the product of (i) RESI’s average invested equity capital for the quarter multiplied by (ii) 0.25 while RESI has fewer than 2,500 Rental Properties; however, the base management fee increases to 1.75% of invested capital while RESI has between 2,500 and 4,499 Rental Properties and increases to 2.0% of invested capital while RESI has 4,500 or more Rental Properties. Given that the base management fee percentage increases based on the number of Rental Properties, RSG believes that there is a reasonable basis for its opinion that RESI has an incentive to increase its gross assets (i.e. acquire additional single-family rental properties) in order to increase its number of Rental Properties. The more single-family rental properties RESI acquires, the better chance RESI has of achieving the 4,500 Rental Property threshold to achieve the highest base management fee percentage.

Furthermore, AAMC is entitled to a quarterly incentive management fee which is 20% of the amount by which RESI’s return on invested capital exceeds an annual hurdle return rate. The incentive management fee percentage increases to 22.5% while RESI has between 2,500 and 4,499 Rental Properties and increases to 25% while RESI has 4,500 or more Rental Properties.  Although AAMC is only entitled to the incentive management fee if RESI’s return on invested equity capital exceeds the hurdle rate, we nonetheless believe that given the fact that an increase in the number of RESI’s single-family rental properties would lead to the greater probability of RESI attaining more than 4,500 Rental Properties, AAMC is incentivized to acquire additional properties on RESI’s behalf to secure the larger incentive management fee percentage under the agreement and, ultimately, a larger incentive management fee.

In addition, AAMC is entitled to a quarterly conversion fee equal to 1.5% of the fair market value of assets converted into Rental Properties rented for the first time during the quarter.  Again, given that an increase in the number of assets owned by RESI would conceivably lead to a commensurate increase in the number of Rental Properties rented for the first time in a given quarter, we believe AAMC is incentivized to enlarge RESI’s portfolio of single-family rental properties to generate a larger conversion fee, which may not be in shareholders’ best interests.  RESI Shareholders Group maintains that none of the aforementioned fees are tied to RESI’s share price performance. RSG reiterates its belief that management’s interests must be better aligned with those of RESI’s stockholders. RSG has revised its disclosure to qualify its statement as a belief. Please see page 7 of the Proxy Statement.

Proposal No. 1 - Election of Directors, page 10

3.
We note the statement on page 12 that, “in the event any Nominee is unable to serve or for good cause will not serve, the shares of Common Stock represented by the enclosed [COLOR] proxy card will be voted for substitute nominee(s), to the extent this is not prohibited under the Bylaws and applicable law.” Please confirm for us that should the participants nominate substitute nominees before the meeting, it will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

RESI Shareholders Group acknowledges the Staff’s comment and confirms to the Staff that should the Participants nominate substitute nominees before the Annual Meeting, the Participants will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Soliciting materials filed pursuant to Exchange Act Rule 14a-12

4.
We note the statement that “[t]he filing of RESI’s preliminary proxy statement confirmed our view that the Board does not intend to act in the best interest of RESI shareholders and is intent on pursuing a failed strategy.” Emphasis added. Please provide support for such statement or revise. In responding to this comment, please address why the RESI Shareholders Group believes that the Company’s fourth quarter and full year 2015 earnings materials are not indicative of the viability of the Company’s long-term single-family rental strategy.

RESI Shareholders Group acknowledges the Staff’s comment and believes that the statement has been properly couched as a belief of RSG and believes that a reasonable factual basis exists for such belief.  On a supplemental basis, RSG offers the Staff the following explanation for its opinion that the Board is pursuing a failed strategy.  In the Company’s earnings presentation slides for the fourth quarter of 20151, RESI disclosed a stabilized rental portfolio net operating margin of 56% and approximately $3.2 million in net operating income for its stabilized rentals portfolio for the quarter.  The non-stabilized rentals and other real estate owned properties portfolio had a net operating income of approximately negative $41.9 million for the quarter.  By the Company’s own admission, the net operating income RESI offered for the stabilized rentals portfolio does not conform to generally accepted accounting principles (GAAP).  Given the massive disparity in the performance of the non-stabilized and stabilized rentals portfolios and the use of non-GAAP measures for the stabilized rentals portfolio, we do not believe RESI has proven the economics of its business model.

Furthermore, sell-side analysts have criticized RESI’s misguided strategy of acquiring single-family rental properties.   On February 29, 2016, Jade Rahmani, a research analyst at Keefe, Bruyette & Woods, encapsulated shareholder concerns with the strategy when during an earnings call he said:

“I think the essential disconnect is your stock is trading at 48% of book value, which means you can buy these assets, the same assets that you are going out and paying market price for at $0.50 on the dollar, which would be highly accretive to shareholders and that's a provable thing whereas the single-family rental strategy with ASPS is more uncertain just given that you haven't been at that business for an extended period of time. So I think that buying back the stock in meaningful amounts would be compelling at this point.”

Likewise, on March 1, 2016, Fred Small of Compass Point Research & Trading, LLC, released a research report entitled: “RESI: Destroy Shareholder Value & Insert ASPS Advertisement Here.”  Moreover, considering RESI’s stock price trades at approximately 56.7% of tangible book value2, we believe the market in general has demonstrated that it is not receptive to RESI’s new strategy. From the foregoing, we believe a reasonable factual basis exists for RSG’s belief that the “Board does not intend to act in the best interest of RESI shareholders and is intent on pursuing a failed strategy.”

5.
Disclosure in the soliciting materials indicates that the Company paid $87 million to ASPS in 2014 and that the RESI Shareholders Group is demanding that the Company disclose the material terms of its services agreement with ASPS. It is our understanding that the Company paid a total of $16 million to ASPS in 2014 pursuant to services provided under the Master Services Agreement and the Support Services Agreement, each between the Company and ASPS, each dated December 21, 2012 and each attached as Exhibits to the Company’s Current Report on Form 8-K filed with the SEC on December 28, 2012. Please revise or advise why corrective disclosure is unnecessary.

RESI Shareholders Group acknowledges the Staff’s comment and advises the Staff that the $87 million figure disclosed in the Soliciting Material also included fees paid to Ocwen in addition to ASPS. The disclosure regarding fees paid by RESI to AAMC, ASPS and Ocwen is accurately described in the Proxy Statement and RSG will explain that the $87 million figure disclosed in the Soliciting Material includes fees paid to Ocwen in the next soliciting material that it files with the Commission.

RESI Shareholders Group acknowledges that the Master Services Agreement and the Support Services Agreement, each between the Company and ASPS, each dated December 21, 2012, have been filed with the Commission; however, RSG believes that the agreements lack transparency with respect to the material financial terms as the fee schedule has been redacted and includes the notation “Material omitted pursuant to a request for confidential treatment.” RSG continues to believe that the payments made by RESI to ASPS should be disclosed.

1 http://ir.altisourceresi.com/common/download/download.cfm?companyid=AMDA-1HYVK0&fileid=878097&filekey=5EE98ED3-0EA8-4D62-AA11-EB20DC68A17B&filename=RESI_-_Earnings_Deck_Q4_2015_FINAL.pdf
2 Calculated as of RESI’s closing price on April 12, 2016.

6.
We note the disclosure that “[the RESI Shareholders Group] believe[s] that the Board is in desperate need of independent directors who are fully committed to making decisions with the best interests of RESI shareholders in mind, without regard to the financial interests of the investors and management of AAMC, ASPS or other conflicted parties.” It is our understanding that four of the Company’s five directors have been determined to meet the independence standards and qualifications established by the New York Stock Exchange, federal securities law, and the Company’s Corporate Governance Guidelines. Please advise or revise and make revisions to similar statements found in the RESI Shareholders Group preliminary proxy statement.

RESI Shareholders Group acknowledges the Staff’s comment and respectfully refers the Staff to the Proxy Statement, in which RSG explains the myriad of connections between members of the Board and certain other parties, which has caused RSG to question the incumbent directors’ ability to independently act in the best interests of RESI shareholders. Specifically, RSG notes the following:

o
Chairman David Reiner has clear ties to former Chairman Mr. Erbey.  Mr. Reiner is a former director of Ocwen and Home Loan Servicing Solutions, Ltd., both Erbey-related entities that have provided services to RESI. Mr. Reiner has no public board experience outside of Erbey-related entities.

o
William Wall has significant ties to David Glancy, a portfolio manager at Putnam Investments.  Funds managed by Mr. Glancy are the largest non-Erbey shareholders in AAMC and ASPS with holdings of 14% and 16%, respectively. Mr. Glancy and Mr. Wall were founding partners at now defunct hedge fund Andover Capital. Mr. Wall is also a director at STAAR Surgical Company at which Putnam Investments coincidentally is an approximately 20% owner.

o	Michael Eruzione is a former employee of the Athletic Department of Boston University where Mr. Erbey’s wife is a member of the Board of Trustees.

o
Chief Executive Officer George Ellison is also the Chief Executive Officer and Chairman of AAMC.  Mr. Ellison has no prior public board or CEO experience prior to his appointments at AAMC and RESI, the shares of which are down 89% and 34%, respectively, since his appointment.3 He is the architect of RESI’s new strategy to buy single-family rental units and we are concerned that Mr. Ellison’s pursuit of the new strategy is a result of AAMC’s fee structure that incentivizes the Board and management of AAMC to increase the gross assets of RESI in order to generate additional fees, as discussed in more detail above.

Furthermore, the Company’s own regulatory disclosure does little to quell our fears regarding potential conflicts of interest. In its most recent Form 10-K, the Company notes that each of its executive officers (which includes President, CEO and director George Ellison) is also an executive officer of AAMC and that “these individuals have a direct interest in the financial success of AAMC that may encourage these individuals to support strategies in furtherance of the financial success of AAMC that could potentially adversely impact us.”4

3 AAMC share price performance calculated from February17, 2015 to April 12, 2016; RESI share price performance calculated from June 15, 2015 to April 12, 2016.
4 RESI Form 10-K filed on February 29, 2016.

Therefore, despite the fact that four of the five directors on the Board have met the independence standards and qualifications established by the New York Stock Exchange, federal securities law, and the Company’s Corporate Governance Guidelines, we continue to believe the Board must be comprised of truly independent directors who are committed to maximizing value for RESI’s stockholders, without regard to AAMC, ASPS, Mr. Erbey or any other conflicted entities.  Please see pages 7 and 8 of the Proxy Statement.

7.
We note the claims in the soliciting material that Messrs. Reiner and Fitzpatrick are “unqualified to operate RESI” because of their lack of public board experience. Please reconcile such disclosure with the fact that one of the RESI Shareholders Group’s director nominees, Andrew L. Platt, also appears to have no public board experience. Please advise or revise and make revisions to similar statements found in the RESI Shareholders Group preliminary proxy statement.

RESI Shareholders Group acknowledges the Staff’s comment and respectfully advises the Staff that RSG did not claim that Messrs. Reiner and Fitzpatrick are “unqualified to operate RESI” because of their lack of public board experience; instead, RSG stated its belief that “the following Board members, in our opinion, are either too conflicted or unqualified to operate RESI with the best interests of its shareholders in mind.”

On a supplemental basis, with respect to Mr. Reiner, RSG noted his clear ties to Mr. Erbey and that he is a former director of Ocwen and Home Loan Servicing Solutions, Ltd., both Erbey-related entities that have provided services to RESI. RSG’s statement that “Mr. Reiner has no public board experience outside of Erbey-related entities” further supports RSG’s belief that Mr. Reiner is too conflicted to operate RESI with the best interests of its shareholders in mind. Further, RSG notes that after Mr. Erbey was forced to resign as Chairman of RESI, AAMC, ASPS and Ocwen in connection with the Consent Order entered into by Ocwen with the New York Department of Financial Services (which also involved Ocwen paying a civil monetary penalty in the amount of $150 million and $50 million as restitution), Mr. Reiner, who has clear ties to Mr. Erbey, became RESI’s Chairman of the Board. With respect to Mr. Fitzpatrick, we believe his experience may have been useful for RESI’s prior strategy of being a purchaser of sub-performing and non-performing loan portfolios; however, RSG is unaware of experience by Mr. Fitzpatrick with the Company’s new strategy of the outright purchase of single-family rental units. Though RSG is not a proponent of the Company’s new strategy, it believes that the incumbent members of the Board should have SFR experience while the strategy is being pursued.

8.
We note the disclosure that “[the RESI Shareholders Group] believe[s] that the recent acquisitions of RESI’s shares by Luxor Capital and ASPS shows their desire to maintain control over RESI in order to salvage their faltering investment.” Emphasis added. Please either provide support for such statement or revise to eliminate the implication that Luxor Capital and ASPS have a controlling interest in RESI when, in fact, their collective interest in the Company is only 12.6%. In responding to this comment, please address the fact that the Company has several other large stockholders, including Putnam Investment Management LLC, Fidelity Management & Research Co., Capital Research & Management Co., BlackRock Fund Advisors and The Vanguard Group, Inc. whose collective holdings in the Company exceed those of Luxor Capital and ASPS.

RESI Shareholders Group acknowledges the Staff’s comment and believes that the statement has been properly couched as a belief of RSG and believes that a reasonable factual basis exists for such belief.  On a supplemental basis, RSG offers the Staff the following explanation for its previously stated belief that Luxor Capital and ASPS desire to maintain control over RESI in order to salvage their faltering investment. “Control" is defined under Exchange Act Rule 12b-2 to mean “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise.”  RSG believes that because an executive of Luxor Capital serves as a director of AAMC (which controls RESI’s capital allocation decisions and performs certain of its corporate governance functions) and Luxor Capital beneficially owns at least 12.4% of AAMC’s outstanding common stock (not even taking into account the convertible preferred stock it owns), a reasonable factual basis exists for RSG’s belief that Luxor Capital may be deemed to control RESI under Rule 12b-2 irrespective of the other large stockholders whose collective holdings in RESI exceed those of Luxor Capital.  In the same vein, RSG believes that ASPS’ role as RESI’s external service provider provides a reasonable factual basis for RSG’s belief that ASPS, irrespective of the other larger stockholders the Staff has mentioned whose collective holdings exceed those of ASPS, may be deemed to control RESI because under RESI’s support services agreement with ASPS, ASPS may direct RESI’s policies with respect  to human resources, vendor management operations, corporate services, risk management, quality assurance, consumer psychology, treasury, finance and accounting, legal, tax and compliance, among others.5  Nevertheless, in future materials, RSG will ensure there is no implication that Luxor Capital and ASPS have a controlling interest in RESI.

*     *     *     *     *

In connection with responding to the Staff’s comments, a certificate signed by each of the participants containing the three acknowledgments requested by the Staff is attached hereto.

The Staff is invited to contact the undersigned with any comments or questions it may have.  We would appreciate your prompt advice as to whether the Staff has any further comments.  Thank you for your assistance.

Sincerely,

/s/ Aneliya S. Crawford

Aneliya S. Crawford

cc:           Bradley L. Radoff
Steve Wolosky, Olshan Frome Wolosky LLP

5 RESI Form 10-K filed on February 29, 2015.

ACKNOWLEDGMENT

In connection with responding to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) relating to the preliminary proxy statement on Schedule 14A  filed by the undersigned on April 13, 2016 and related additional soliciting materials (the “Filings”), each of the undersigned acknowledges the following:

•	Each of the undersigned is responsible for the adequacy and accuracy of the disclosure in the Filings.

•	The Staff’s comments or changes to disclosure in response to Staff comments in the Filings do not foreclose the Commission from taking any action with respect to the Filings.

•	The undersigned may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[SIGNATURES ON FOLLOWING PAGE]

BLR Partners LP

By:	BLRPart, LP General Partner

By:	BLRGP Inc. General Partner

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

BLRPart, LP

By:	BLRGP Inc. General Partner

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

BLRGP Inc.

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

Fondren Management, LP

By:	FMLP Inc. General Partner

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

FMLP Inc.

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

The Radoff Family Foundation

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Director

/s/ Bradley L. Radoff
BRADLEY L. RADOFF Individually and as attorney-in-fact for Andrew L. Platt

OP Select Fund, L.P.

By:	Oliver Press Investors, LLC General Partner

By:	/s/ Clifford Press
	Name:	Clifford Press
	Title:	Managing Member

Oliver Press Investors, LLC

By:	/s/ Clifford Press
	Name:	Clifford Press
	Title:	Managing Member

Oliver Press Partners, LLC

By:	/s/ Clifford Press
	Name:	Clifford Press
	Title:	Managing Member

/s/ Clifford Press
Clifford Press

/s/ Augustus K. Oliver II
Augustus K. Oliver II

/s/ Joshua E. Schechter
Joshua E. Schechter